Exhibit 99.5

FORM OF LETTER TO BROKERS AND OTHER NOMINEE HOLDERS OF VITRU LIMITED

Subscription Rights to Purchase Common Shares
Offered Pursuant to Subscription Rights
Distributed to Shareholders
of Vitru Limited

October 24, 2022

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the “Rights Offering”) by Vitru Limited, a Cayman Islands exempted company (“we,” “us,” “our,” or the “Company”), pursuant to which nontransferable subscription rights (the “Subscription Rights”) will be distributed to all shareholders of record (the “Record Holders”) of our Common Shares, par value US$0.00005 per share (“Common Shares”), as of 5:00 p.m., Eastern Time, on October 21, 2022 (the “Record Date”). The Subscription Rights and Common Shares are described in the Company’s prospectus supplement dated October 24, 2022 (the “Prospectus Supplement” and together with the base supplement dated October 25, 2021, the “Prospectus”).

In the Rights Offering, we are distributing at no charge to the holders of our Common Shares on the Record Date, nontransferable Subscription Rights to purchase up to 4,818,123 of our Common Shares, as described in the Prospectus Supplement.

The Subscription Rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on November 17, 2022 (the “Expiration Date”).

As described in the Prospectus Supplement, each beneficial owner of Common Shares registered in your name or the name of your nominee is entitled to one Subscription Right for each six Common Shares owned by such beneficial owner as of 5:00 p.m., Eastern Time, on the Record Date. Each Subscription Right will entitle the holder thereof to purchase one Common Share at the subscription price of US$16.02 per whole share (the “Subscription Price”). For example, if a Record Holder owned 1,000 Common Shares as of 5:00 p.m., Eastern Time, on the Record Date, it would be granted Subscription Rights to purchase an aggregate of 166 Common Shares (rounded down to the nearest whole Common Share, with the total subscription payment being adjusted accordingly, as discussed below) at the Subscription Price per share. After the completion of the Rights Offering, any excess subscription amounts paid by a subscriber, including any excess subscription payments received by American Stock Transfer & Trust Company, LLC (the “Subscription Agent”), will be returned to the subscriber, without interest or deduction, as soon as practicable. The Subscription Rights do not entitle holders to an oversubscription privilege.

The Subscription Rights will be evidenced by a Nontransferable Subscription Rights Certificate (the “Rights Certificate”) registered in the Record Holder’s name or its nominee and will cease to have any value at the Expiration Date.

We are asking persons who hold Common Shares beneficially and who have received the Subscription Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Shares directly and prefer to have such institutions effect transactions relating to the Subscription Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent and D. F. King & Co., Inc. (the “Information Agent”), incurred in connection with the exercise of the Subscription Rights will be for the account of the holder of the Subscription

Exhibit 99.5- 1

Rights, and none of such commissions, fees or expenses will be paid by the Company, the Subscription Agent or the Information Agent.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Instructions as to Use of Vitru Limited Nontransferable Subscription Rights Certificates;

3.	A form of letter which may be sent to your clients for whose accounts you hold our Common Shares registered in your name or the name of your nominee;

4.	Beneficial Owner Election;

5.	Nominee Holder Certification; and

6.	A return envelope addressed to American Stock Transfer & Trust Company, LLC, the Subscription Agent.

Your prompt action is requested. To exercise the Subscription Rights, as indicated in the Prospectus Supplement, you should deliver to the Subscription Agent the properly completed and signed Rights Certificate with payment of the Subscription Price in full for each Common Share subscribed for. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price prior to the Expiration Date. Once a Record Holder has exercised its Subscription Right, such exercise may not be revoked, even if the Record Holder later learns information that it considers to be unfavorable to the exercise of its Subscription Rights.

Additional copies of the enclosed materials may be obtained from D. F. King & Co., Inc., the Information Agent for the Rights Offering, by calling +1 866-796-1290. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Vitru Limited

Exhibit 99.5- 2